Exhibit 99.318

Nextech CEO Evan Gappelberg Buys 262,744 Shares of Company Stock

●	CEO Continues to Increase his Ownership Position

●	Converts Warrants for Another $186,650

●	Purchased Stock 7 Times in the past 18 months

●	He Purchased 1,542,629 Common Shares in the past 18 months.

Vancouver B.C., Canada –May 28th, 2021 – Nextech AR Solutions (Nextech) (OTCQB: NEXCF) (NEO: NTAR) (FSE: N29), one of the leading augmented reality (AR) experience technology companies with multiple growing business including; AR advertising, eCommerce, EdTech, and virtual plus hybrid conferences today announced that CEO Evan Gappelberg purchased a total of 262,744 shares through the exercising of warrants.

This purchase increases his ownership to 9,861,510 common shares.

Nextech CEO Evan Gappelberg comments “I continue to invest because I’m extremely excited about our business prospects and don’t believe that our current share price reflects the upside potential of our businesses. In 2021 we are continuing to broaden our customer base with associations like; WMFHA, FSNA, Kallen Company and many others, and are seeing strong repeat orders from Bell Canada-Virgin Mobile Canada, UNESCO, Ryerson, Luxottica and others. I see a huge opportunity to cross sell our AR into the multiple markets that we operate in and feel that we have only just scratched the surface of these markets. I’m investing today because I see many years of strong forward growth ahead".

On behalf of the Board of Nextech AR Solutions Corp.

Evan Gappelberg

CEO and Director

For further information, please contact:

investor.relations@Nextechar.com

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About Nextech AR

Nextech develops and operates augmented reality (“AR”) platforms that transports three-dimensional (“3D”) product visualizations, human holograms and 360° portals to its audiences altering e-commerce, digital advertising, hybrid virtual events (events held in a digital format blended with in-person attendance) and learning and training experiences.

Nextech focuses on developing AR solutions however most of the Company’s revenues are derived from three e-Commerce platforms: vacuumcleanermarket.com (“VCM”), infinitepetlife.com (“IPL”) and Trulyfesupplements.com (“TruLyfe”). VCM and product sales of residential vacuums, supplies and parts, and small home appliances sold on Amazon.

Forward-looking Statements

The NEO has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be,” “looking forward” or variations of such words and phrases or statements that certain actions, events, or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance, or achievements of Nextech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Nextech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.